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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A/A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: * U. S. Global Investors Funds
               (U. S. Global Investors Funds is a Delaware statutory trust)
Address of Principal Business Office (No. & Street, City, State, Zip Code): 7900 Callaghan Rd, San Antonio, TX 78229
Telephone Number (including area code): (210) 308-1234
Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street
Wilmington Delaware 19801, County of New Castle
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☑**   NO ☐
     An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8 A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

*	See footnote 1 to Item 1.

**	See Instructions 4(b) and 4(f).
Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1102 (12-01)

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be signed on its behalf by the undersigned, thereto duly authorized in the city of San Antonio, State of Texas, on this 1st day of October, 2008.

U.S. GLOBAL INVESTORS FUNDS
[SEAL]	By:	/s/ Frank E. Holmes
Frank E. Holmes
Trustee, President, Chief Executive Officer, President

Attest:	/s/ Sheila A. Matthys
[Name]
Assistant Secretary
[Title]